Exhibit 5.1
NEAL • GERBER • EISENBERG	Lee J. Eulgen Attorney at Law
Tel 312.269.8465 Fax 312.578.2807 leulgen@ngelaw.com
April 20, 2009

VIA FACSIMILE AND
FIRST CLASS U.S. MAIL

Mr. David Thompson
KBA Group LLP
14241 Dallas Parkway
Suite 200 Dallas, Texas 75254

             Re:       Terra Nova Financial Group. Inc.

Dear Mr. Thompson:

             By email request dated April 17,2008, Mr. Gregg Fuesel, Controller of Terra Nova Financial Group, Inc. ("TNFG") has requested that we update our audit response letter to you dated February 24, 2009 (our "Original Response").

             While this firm represents TNFG with respect to intellectual property, labor and corporate matters on a regular basis, our engagement in other areas has been limited to specific matters about which we were consulted by TNFG.

             If, in the course of your procedures, there should come to your attention a matter involving a material loss contingency (as hereinafter defined) of TNFG which you believe may have been the subject of legal consultation or representation by us and which is not covered by our response, please bring that matter to our attention so that there is no misunderstanding concerning the reason for its omission.

             We have assumed that by making the request to which we are responding in this letter, TNFG has not waived and does not intend to waive the attorney-client privilege with respect to any information which TNFG has furnished to us. Moreover, our response to you should not be construed in any way to constitute a waiver of the protection of the attorney-client privilege with respect to any of our files involving TNFG.

             In the preparation of this update, our procedures have been limited solely to inquiries regarding knowledge of pending or overtly threatened litigation against TNFG being handled by attorneys currently practicing in the firm. We have made no independent review of any of TNFG's transactions or contractual arrangements nor have we inspected any public records for purposes of this response. Our response is limited to matters involving our professional engagement as attorneys for TNFG and does not include information received by the firm or any of its partners, associates or other firm personnel in any other capacity. We make no representation concerning the adequacy of our procedures for your purposes.

Neal, Gerber & Eisenberg LLP. Two North LaSalle Street. Chicago, Illinois 60602-3801 o 312.269.8000. www.ngelow.com

NEAL, GERBER & EISENBERG LLP

Mr. David Thompson
KBA Group LLP
April 20, 2009

             Subject to and in accordance with the provisions of the Original Response, we advise you that since the effective date of our Original Response, we have not been engaged to give substantive attention to, or represent TNFG in connection with, loss contingencies coming within the scope of clause (a) of Paragraph 5 of the ABA Statement of Policy referred to in the last paragraph of the Original Response.

             The information set forth herein is as of April 20, 2009, the date on which we commenced our internal review procedures for purposes of preparing this response, except as otherwise noted, and we disclaim any undertaking to advise you of changes which thereafter may be brought to our attention.

             This letter is solely for your information in connection with your consent to the inclusion of your audit of TNFG's financial statements in a Registration Statement on Form S-1 for common shares of TNFG. This letter is not to be quoted in whole or in part or otherwise referred to in any financial statement of TNFG or related documents, nor is it to be filed with any government agency or other person, without our prior written consent.

             Should you have any questions, please do not hesitate to let me know.

Very truly yours, Lee J. Eulgen

LJE/lam

cc: Mr. Gregg Fuesel